UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 1-11840

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALLSTATE 401(k) SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE ALLSTATE CORPORATION

2775 SANDERS ROAD, SUITE F-5

NORTHBROOK, ILLINOIS 60062-6127

Allstate 401(k)
Savings Plan

(EIN: 36-3871531 Plan: 001)

Financial Statements as of and for the
Years Ended December 31, 2014 and 2013,
Supplemental Schedule as of
December 31, 2014, and
Report of Independent Registered Public
Accounting Firm

ALLSTATE 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2-3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2014 and 2013	4-5

Notes to Financial Statements as of and for the Years Ended December 31, 2014 and 2013	6–16

SUPPLEMENTAL SCHEDULE:	17

Form 5500—Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2014	18–20

SIGNATURES	21

EXHIBIT INDEX

23 Consent of Independent Registered Public Accounting Firm

NOTE: All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
Allstate 401(k) Savings Plan
Northbrook, Illinois

We have audited the accompanying statements of net assets available for benefits of the Allstate 401(k) Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of  assets (held at end of year) as of December 31, 2014 is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of individual analysis rather than to present the net assets available for benefits and changes in net assets available for benefits to the individual funds.  The supplemental schedule and supplementary information by fund are the responsibility of the Plan’s management. Such supplemental schedule and supplementary information by fund have been subjected to the auditing procedures applied in our audit of the basic 2014 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Chicago, Illinois

June 9, 2015

ALLSTATE 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2014

(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ASSETS

Investments—At fair value:
The Allstate Corporation common stock	$	$683,160	$263,663	$946,823
Invesco Advisors Inc. Stable Value Fund	659,778			659,778
Funds managed by State Street Global Advisors (SSgA):
SSgA U.S. Bond Index Non-Lending Series Fund – Class A	408,142			408,142
SSgA S&P 500 Index Non-Lending Series Fund – Class A	1,100,150			1,100,150
SSgA Global Equity ex U.S. Index Non-Lending Series Fund – Class A	342,538			342,538
SSgA Russell Small Cap Index Non-Lending Series Fund – Class A	387,703			387,703
SSgA S&P Mid Cap Index Non-Lending Series Fund – Class A	226,679			226,679
NTI Emerging Markets Fund	23,344			23,344
Northern Trust Focus Funds	483,767			483,767
Collective short-term investment fund		3,339	1	3,340

Total investments	3,632,101	686,499	263,664	4,582,264

Receivables:
Dividends and interest	1	2,672	1,051	3,724
Employer contributions			7,521	7,521
Participant contributions	31	2		33
Participant notes receivable	91,999			91,999
Interfund		76,485		76,485

Total receivables	92,031	79,159	8,572	179,762

Other assets	3,336			3,336

Total assets	3,727,468	765,658	272,236	4,765,362

LIABILITIES

ESOP loan (Notes 1 and 3)			15,308	15,308
Payables:
Interfund	1,247		75,238	76,485
Other	631	37		668

Total liabilities	1,878	37	90,546	92,461

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	3,725,590	765,621	181,690	4,672,901
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(22,407)			(22,407)

NET ASSETS AVAILABLE FOR BENEFITS	$3,703,183	$765,621	$181,690	$4,650,494

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013

(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ASSETS

Investments—At fair value:
The Allstate Corporation common stock	$	$575,248	$251,168	$826,416
Invesco Advisors Inc. Stable Value Fund	710,164			710,164
Funds managed by State Street Global Advisors (SSgA):
SSgA U.S. Bond Index Non-Lending Series Fund – Class A	370,035			370,035
SSgA S&P 500 Index Non-Lending Series Fund – Class A	998,879			998,879
SSgA Global Equity ex U.S. Index Non-Lending Series Fund – Class A	328,403			328,403
SSgA Russell Small Cap Index Non-Lending Series Fund – Class A	427,312			427,312
SSgA S&P Mid Cap Index Non-Lending Series Fund – Class A	200,530			200,530
NTI Emerging Markets Fund	17,666			17,666
Northern Trust Focus Funds	427,878			427,878
Collective short-term investment fund		1,372		1,372

Total investments	3,480,867	576,620	251,168	4,308,655

Receivables:
Dividends and interest		2,610	1,152	3,762
Employer contributions			7,880	7,880
Participant notes receivable	92,351			92,351
Interfund		52,756		52,756
Other		2,176		2,176

Total receivables	92,351	57,542	9,032	158,925

Other assets	5,820			5,820

Total assets	3,579,038	634,162	260,200	4,473,400

LIABILITIES

ESOP loan (Notes 1 and 3)			20,787	20,787
Payables:
Interfund	1,038		51,718	52,756
Other	617	37		654

Total liabilities	1,655	37	72,505	74,197

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	3,577,383	634,125	187,695	4,399,203
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(19,002)			(19,002)

NET ASSETS AVAILABLE FOR BENEFITS	$3,558,381	$634,125	$187,695	$4,380,201

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ADDITIONS

Net investment income:
Net appreciation in fair value of investments	$193,658	$159,390	$58,963	$412,011
Interest	13,604	5	4	13,613
Dividends	(8)	11,691	4,204	15,887

Net investment income	207,254	171,086	63,171	441,511

Interest income on participant notes receivable	3,650			3,650

Contributions:
Participants	178,319	12,033		190,352
Employer–ESOP loan debt service			2,271	2,271
Employer–cash matched on participant contributions	905	(905)	5,250	5,250

Total contributions	179,224	11,128	7,521	197,873

Allocation of company shares–shares matched on participant deposits at fair value		69,988	(69,988)

Total additions	390,128	252,202	704	643,034

DEDUCTIONS

Benefits paid to participants	317,433	49,021		366,454
Interest expense			1,455	1,455
Administrative expense	4,446	382	4	4,832

Total deductions	321,879	49,403	1,459	372,741

NET INCREASE (DECREASE)	68,249	202,799	(755)	270,293

INTERFUND TRANSFERS	76,553	(71,303)	(5,250)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,558,381	634,125	187,695	4,380,201

End of year	$3,703,183	$765,621	$181,690	$4,650,494

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

(Dollars in thousands)

	Supplementary Information
			ESOP
	Participant-	Allstate	Company
	Directed	Stock	Shares
	Funds	Fund	Unallocated	Total
ADDITIONS

Net investment income:
Net appreciation in fair value of investments	$498,562	$168,704	$66,177	$733,443
Interest	15,641	6	2	15,649
Dividends	79	11,415	4,606	16,100

Net investment income	514,282	180,125	70,785	765,192

Interest income on participant notes receivable	3,607			3,607

Contributions:
Participants	194,431	12,019		206,450
Employer–ESOP loan debt service			2,630	2,630
Employer–cash matched on participant contributions	(224)	224	5,250	5,250

Total contributions	194,207	12,243	7,880	214,330

Allocation of company shares–shares matched on participant deposits at fair value		46,468	(46,468)

Total additions	712,096	238,836	32,197	983,129

DEDUCTIONS

Benefits paid to participants	358,109	57,651		415,760
Interest expense			1,775	1,775
Administrative expense	4,174	362	2	4,538

Total deductions	362,283	58,013	1,777	422,073

NET INCREASE	349,813	180,823	30,420	561,056

INTERFUND TRANSFERS	64,345	(59,095)	(5,250)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,144,223	512,397	162,525	3,819,145

End of year	$3,558,381	$634,125	$187,695	$4,380,201

See notes to financial statements.

ALLSTATE 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1.                    DESCRIPTION OF PLAN

The following description of the Allstate 401(k) Savings Plan (the “Plan”), sponsored by The Allstate Corporation (the “Company”), provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General—Regular full-time and regular part-time employees of subsidiaries of the Company, with the exception of those employed by the Company’s international subsidiaries, Kennett Capital, Inc., Esurance Insurance Services, Inc., and Answer Financial, Inc. are eligible to participate in the Plan. There is no waiting period to enroll in the Plan, provided employees are at least 18 years old.

The Plan is a defined contribution plan consisting of a profit sharing and stock bonus plan containing a cash or deferred arrangement which is intended to meet the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the “Code”). The stock bonus portion of the Plan includes a leveraged and a nonleveraged employee stock ownership plan (“ESOP”) which is intended to meet the requirements of Section 409 and Section 4975(e)(7) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration—The Plan is administered by the Administrative Committee. Investment transactions are authorized by the Plan’s Investment Committee. Members of the Administrative and Investment Committees are appointed by the 401(k) Committee. The 401(k) Committee is comprised of various Allstate Insurance Company officers as described in the Plan.

Trustee of the Plan—The Northern Trust Company holds Plan assets as trustee under the Allstate 401(k) Savings Plan Trust.

Contributions—Each year, employees may contribute up to 50% of eligible annual compensation through a combination of pre-tax and after-tax contributions, subject to Internal Revenue Code limitations. All eligible employees hired or rehired are automatically enrolled in the Plan at a 5% pre-tax contribution rate, unless the participant declines enrollment or changes the contribution rate within the first 45 days of eligibility. Participants age 50 or older have the option to make additional pre-tax contributions (“Catch-Up” contributions). Employees may also roll over pre-tax amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company changed the Plan effective January 1, 2014.  The Company match for a plan year will be 80 cents for every pre-tax dollar that a participant contributes to the Plan during the plan year, up to 5% of eligible compensation.  Prior to January 1, 2014, the Company match was 40% of the first 5% of eligible compensation that a participant contributes on a pre-tax basis to the Plan, and at the Company’s discretion, up to an additional 40% of the first 5% of eligible compensation. The variable portion of the Company match was tied to improvement in the Company’s position on the Customer Loyalty Index, Allstate’s internal metric that gauges customer sentiment on three key drivers of loyalty: overall satisfaction, likelihood to renew, and likelihood to recommend Allstate to others. All employer contributions are invested in the Allstate Stock Fund. However, participants can transfer all or part of their Company contributions to any investment option within the Plan at any time, subject to certain limited trading restrictions. Eligible participants in the Plan received a company match of 56% of eligible pre-tax contributions, up to the first 5% of their eligible pre-tax compensation for the year ended December 31, 2013.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution and investment earnings and losses, and is charged with an allocation of administrative expenses. Accounts may increase by rollovers and decrease by rollovers and withdrawals. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants hired prior to March 1, 2009 were immediately vested in their contributions and the Company’s contributions plus earnings thereon. Employees hired on or after March 1, 2009 are immediately vested in their contributions and will fully vest in the Company’s contributions after three years of vesting service.

Investment Options—Upon enrollment in the Plan, a participant may direct employee contributions to any or all of the current investment options as listed below.  If a participant does not make an investment election, employee contributions will be invested in the Target Retirement Date Fund that corresponds with the participant’s birth date and assumes a retirement date at age 65.  Participants may change their investment elections at any time, with limited trading restrictions, but without redemption restrictions. The funds transact with the participants at net asset value on a daily basis.

Allstate Stock Fund (The Allstate Corporation common stock) — The Allstate Stock Fund is a unitized fund that invests in Company common stock with a portion of the fund invested in short-term securities to provide liquidity to process transactions.

Stable Value Fund (Invesco Advisors, Inc. Stable Value Fund) — The fund, managed by Invesco Advisors, Inc. (“Invesco”), a registered investment advisor, is an actively managed portfolio that includes a number of investment contracts issued by a diversified group of insurance companies, banks, and other financial institutions, each backed by one or more diversified bond portfolios.

Bond Fund (SSgA U.S. Bond Index Non-Lending Series Fund - Class A) — The fund, managed by State Street Global Advisors (“SSgA”), a registered investment company, invests in the U.S. Bond Index Non-Lending Series Fund - Class A, which is a collective fund whose objective is to approximate as closely as practicable, before expenses, the performance of the Barclays Capital U.S. Aggregate Bond Index over the long term.  The Barclays Capital U.S. Aggregate Bond Index is an index representative of well-diversified exposure to the overall U.S. bond market.

S&P 500 Fund (SSgA S&P 500® Index Non-Lending Series Fund – Class A) — The fund, managed by SSgA, invests in the S&P 500® Index Non-Lending Series Fund – Class A, which is a collective fund whose objective it is to approximate as closely as practicable, before expenses, the performance of the Standard & Poor’s 500® Index over the long term.  The Standard & Poor’s 500® Index consists of large capitalization stocks across over 24 industry groups and 500 stocks chosen for market size, liquidity and industry group representation.

International Equity Fund (SSgA Global Equity ex U.S. Index Non-Lending Series Fund – Class A) — The fund, managed by SSgA, invests in a portfolio whose objective is to approximate as closely as practicable, before expenses, the performance of the Morgan Stanley Capital International All Country World Index Ex-U.S. over the long term.  The Morgan Stanley Capital International All Country World Index Ex-U.S. is a free float-adjusted market capitalization weighted index that is designed to measure the combined equity market performance of developed and emerging market countries, excluding the U.S.

Russell 2000 Fund (SSgA Russell Small Cap Index Non-Lending Series Fund – Class A) — The fund, managed by SSgA, invests in the Russell Small Cap Index Non-Lending Series Fund – Class A, which is a collective fund whose objective is to approximate as closely as practicable, before expenses, the performance of the Russell 2000® Index over the long term.  The Russell 2000® Index measures the performance of the small-cap segment of the U.S. equity universe.

Mid-Cap Fund (SSgA S&P Mid-Cap Index Non-Lending Series Fund – Class A) — The fund, managed by SSgA, invests in the S&P Mid-Cap Index Non-Lending Series Fund – Class A, which is a collective fund whose objective is to approximate as closely as practicable, before expenses, the performance of the S&P Mid-Cap 400TM Index over the long term.  The S&P Mid-Cap 400TM Index is a cap-weighted index that measures the performance of the mid-range sector of the U.S. stock market.

Emerging Markets Fund (Northern Trust Investments, Inc. (“NTI”) Emerging Markets Fund) — The Emerging Markets Fund invests in the Northern Trust Collective Emerging Markets Index Fund—Non-Lending managed by Northern Trust Investments.  The fund’s objective is to approximate the risk and return characteristics of the MSCI® Emerging Markets Equity Index. The MSCI® Emerging Markets Equity Index is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets.

Target Retirement Date Funds (Northern Trust Focus Funds) — The Target Retirement Date Funds invest in the Northern Trust Focus Funds, a series of target retirement date collective trust funds for qualified plans managed by Northern Trust Investments, Inc.  There are ten different Target Retirement Date Funds ranging from 2010 – 2055, in five-year increments, and an Income Fund. Target Retirement Date Funds are dynamic asset allocation investment options. The asset allocation of each Target Retirement Date Fund (except for the Income Fund) gradually changes over time according to a targeted retirement year, assuming a retirement age of 65, until the Target Retirement Date Fund eventually merges with the Income Fund. The funds invests in a broadly diversified portfolio of primarily passive investment funds comprised of U.S. and international stocks, inflation sensitive securities, and U.S. bonds.

Participant Notes Receivable—Participants may borrow from their vested account balance. The loan amount must be at least $1,000 up to a maximum equal to the lesser of: (i) 50% of their vested account balance, or (ii) $50,000, and will be taken from the participant’s accounts in the following order: pre-tax, rollover, and after-tax. Loan transactions are treated as a proportional transfer from/to the investment funds and to/from the loan fund. Loan terms range from 6 to 48 months for a general-purpose loan and 49 to 180 months for a primary residence loan. Loans are secured by the participant’s account balance and bear interest at the prime rate, as published in the Wall Street Journal in effect on the 15th day of the month prior to the first day of the quarter in which the loan is requested, plus one percent and fixed for the duration of the loan. Generally, principal and interest are paid by participants ratably through payroll deductions.

Employee Stock Ownership Plan (ESOP)—The Company has a leveraged ESOP. The ESOP loan bears interest at 7.9%. The borrowing is to be repaid through the year 2019 or earlier, if the Company elects to make additional contributions for principal prepayments on the ESOP Loan. As the Plan makes each payment of principal and interest, a proportional percentage of unallocated shares are allocated to eligible participants’ accounts in accordance with applicable regulations under the Code. The Company has made principal prepayments to fund Company contributions.

ESOP shares not yet allocated to participants are held in a suspense account, and none of these shares serve as collateral. ESOP shares allocated to participants and other Company shares that were acquired with participant contributions are included in the Allstate Stock Fund and the lender has no rights against these shares.

Payment of Benefits—Upon termination of service, a participant is entitled to a complete withdrawal of his or her vested account balance. Partial withdrawals are also permitted under the Plan subject to restrictions.  If the value of a vested account balance on or after a participant’s settlement date does not exceed $1,000, the participant will receive an automatic lump sum distribution of their vested account balance.

Forfeited Accounts — As of December 31, 2014 and 2013, forfeited nonvested accounts totaled $1,246,743 and $1,044,849, respectively, and are reported in other assets. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2014, employer contributions were reduced by $1,037,537 due to forfeited nonvested accounts.  During the year ended December 31, 2013, employer contributions were reduced by $38,243 due to forfeited nonvested accounts.

2.                    SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various types of investments, including institutional index funds, a stable value fund and common stock. These investments are subject to market risk, the risk that losses will be incurred due to adverse changes in creditworthiness, equity prices and interest rates. It is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—Plan investments are stated at fair value. Shares of institutional index funds are valued at prices that represent the net asset value of shares held by the Plan at year-end and the fair value of the underlying investments. Common stock held in the Allstate Stock Fund is valued using market price. The Stable Value Fund is stated at fair value and then adjusted to contract value as the investment contracts are fully benefit-responsive.

The Statements of Net Assets Available for Benefits present investment contracts at fair value, with an additional line item showing adjustments of the fully benefit-responsive contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date plus one basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits Paid to Participants and Participant Notes Receivable—Benefits paid to participants and participant notes receivable are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid as of year end are included in other assets on the Statements of Net Assets Available for Benefits. Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest.

3.                    ESOP LOAN

The ESOP Loan agreement provides for the loan to be repaid through the year 2019 at an annual interest rate of 7.9%. There are no principal payments required on the loan during the next four years and $13 million is scheduled in 2019.

The following table presents additional information, as of December 31, 2014 and 2013, for the Plan’s investment in The Allstate Corporation common stock held in the Allstate Stock Fund and the ESOP Company Shares Unallocated:

($ in thousands)	2014		2013
		ESOP		ESOP
	Allstate	Company	Allstate	Company
	Stock	Shares	Stock	Shares
	Fund	Unallocated	Fund	Unallocated

Number of shares	9,724,698	3,753,203	10,547,285	4,605,203

Cost	$266,441	$26,742	$296,201	$32,813

Fair value	$683,160	$263,663	$575,248	$251,168

The estimated fair value of the ESOP loan as of December 31, 2014 and 2013, was $14,202,908 and $19,694,287, respectively, determined using discounted cash flow calculations based on current interest rates for instruments with comparable terms and considering the Plan’s own credit risk.

4.                    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants would be 100% vested in their accounts.

5.                    TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated September 23, 2013, that the Plan and related trust were designed in accordance with applicable sections of the Code. The plan document has been amended since receiving the determination letter. The Plan’s management believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements, and there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Internal Revenue Service is currently examining the Plan.

6.                    INVESTMENTS

The Plan’s investments which exceeded 5% of net assets available for benefits as of December 31, 2014 and 2013, were as follows:

($ in thousands)	2014	2013

The Allstate Corporation common stock *	$683,160	$575,248
ESOP Company Shares Unallocated	263,663	251,168
SSgA U.S. Bond Index NL Series Fund – Class A	408,142	370,035
SSgA S&P 500 Index NL Series Fund – Class A	1,100,150	998,879
SSgA Global Equity ex U.S. Index NL Series Fund - Class A	342,538	328,403
SSgA Russell Small Cap Index NL Series Fund – Class A	387,703	427,312

* Employer contributions are made directly to the Allstate Stock Fund; Participants may redirect funds immediately.

During 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

($ in thousands)	2014	2013

The Allstate Corporation common stock	$159,390	$168,704
ESOP Company Shares Unallocated	58,963	66,177
SSgA U.S. Bond Index NL Series Fund – Class A	22,368	(8,991)
SSgA S&P 500 Index NL Series Fund – Class A	133,197	251,755
SSgA Global Equity ex U.S. Index NL Series Fund - Class A	(16,490)	42,260
SSgA Russell Small Cap Index NL Series Fund – Class A	17,455	122,207
SSgA S&P Mid-Cap Index Series Fund – Class A	19,543	46,613
NTI Emerging Markets Fund	(1,144)	(390)
Northern Trust Focus Funds	18,729	45,108

Total net appreciation in fair value of investments	$412,011	$733,443

The Stable Value Fund holdings include investment contracts called synthetic guaranteed investment contracts comprised of investments in the common collective trusts plus a wrapper contract. The wrapper contract is issued by a financial institution and the contract guarantees to provide a specific interest rate to be credited to the contract plus provide for participant liquidity at contract value in certain situations.

The Stable Value Fund’s wrapper contracts are benefit-responsive and are thus eligible for contract-value reporting. Funds may be withdrawn pro-rata from all the Stable Value Fund’s investment contracts at contract value determined by the respective issuing companies to pay benefits and to make participant-directed transfers to other investment options pursuant to the terms of the Plan after the amounts in the Stable Value Fund’s Short-Term Investment Fund reserve are depleted.

The wrapper contracts wrap underlying assets which are held in the trust and owned by the Stable Value Fund. The underlying assets are comprised of common collective trusts which may include a variety of high quality fixed income investments selected by the fund manager consistent with the Stable Value Fund’s investment guidelines. High quality, as defined by the Stable Value Fund’s investment guidelines, means the average credit quality of all of the investments backing the Stable Value Fund contracts is AA/Aa or better as measured by Standard & Poor’s or Moody’s credit rating services. The investments in the common collective trusts are used to generate the investment returns that are utilized to provide for interest rates credited through the wrapper contracts.

The wrapper contracts are benefit-responsive in that they provide that participants may execute transactions from the Stable Value Fund according to Plan provisions at contract value. Contract value represents contributions made to the Stable Value Fund, plus earnings, less participant withdrawals. The interest rates in wrapper contracts are reset monthly, based on market rates of other similar investments, the current yield of the underlying investments, the spread between the market value and contract value of the investments held by the contract, and the financial duration of the contract investments. All contracts have a minimum crediting rate of 0%. Certain events, such as plan termination, or a plan merger initiated by the plan sponsor, or changes to Plan provisions not approved by the issuers of the Stable Value Fund’s wrapper contracts, may limit the ability of the Stable Value Fund to transact at contract value or may allow for the termination of the wrapper contracts at less than contract value. Plan Management does not believe that any events that may limit the ability of the Stable Value Fund to transact at contract value are probable.

Changes in market interest rates affect the yield to maturity and the market value of the investments in the common collective trusts, and thus can have a material impact on the interest crediting rate. In addition, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the investments in the common collective trusts, which also may affect future interest crediting rates. If market interest rates rise and fair values of investments in the common collective trusts fall, the fair value may be less than the corresponding contract value. This shortfall in fair value will be reflected in future crediting rates by amortizing the effect into the future through an adjustment to interest crediting rates of the wrapper contracts. Similarly, if market interest rates fall and fair values of investments in the common collective trusts rise, the fair values of investments held by the wrapper contract may be greater than the corresponding contract value. This excess in fair value will also be reflected in future crediting rates through an amortization process similar to that when there is a fair value shortfall.

	2014	2013
Average yields:
Based on annualized earnings (1)	1.414%	1.346%
Based on interest rate credited to participants (2)	2.150%	1.966%

(1)      Computed by dividing the annualized one-day actual earnings of the investments on the last day of the plan year by the fair value of the investments on the same date.

(2)      Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

For purposes of calculating the interest crediting rate, fair value is equal to the market value of the investments in the common collective trusts. The crediting interest rates ranged from 1.69% to 2.65% as of December 31, 2014, and 1.55% to 2.54% as of December 31, 2013.

There are no reserves against contract value credit risk of the contract issuer or otherwise. The crediting interest rate is based on current market yields, adjusted upward/downward to amortize differences between book and market values of the underlying investments. All contracts have a minimum crediting rate of 0%. The crediting interest rates are reset monthly. The average yield is a weighted average of assets held on the last day of the year. The average yield based on book value as of December 31, 2014 was 2.32%. The average yield based on book value as of December 31, 2013 was 2.07%.

Investment management fees, recordkeeping fees, and trustee fees along with other administrative expenses charged to the Plan for investments in each of the Plan’s investment options are deducted from income earned on a daily basis and are not separately reflected. Consequently, fees and expenses are reflected as a reduction of investment return for such investments.

7.                    FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Statement of Net Assets Available for Benefits at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1:              Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan can access.

Level 2:              Assets and liabilities whose values are based on the following:

(a)                        Quoted prices for similar assets or liabilities in active markets;

(b)      Quoted prices for identical or similar assets or liabilities in markets that are not active; or

(c)                       Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3:                Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Plan’s estimates of the assumptions that market participants would use in valuing the assets and liabilities.

The availability of observable inputs varies by instrument. In situations where fair value is based on internally developed pricing models or inputs that are unobservable in the market, the determination of fair value requires more judgment. The degree of judgment exercised by the Plan in determining fair value is typically greatest for instruments categorized in Level 3. In many instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan uses prices and inputs that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments.

In determining fair value, the Plan principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Plan uses the income approach which involves determining fair values from discounted cash flow methodologies and the cost approach which is based on replacement costs.

Summary of significant valuation techniques for assets and liabilities measured at fair value on a recurring basis

Level 1 measurements

The Allstate Corporation Common Stock: The Company’s common stock is actively traded in the New York Stock Exchange and is valued based on unadjusted quoted prices.

Level 2 measurements

Invesco Advisors, Inc. Stable Value Fund Common Collective Trusts: A component of the Stable Value Fund which comprise funds that have daily quoted net asset values for identical assets in markets that are not active. The net asset values are derived based on the fair values of the underlying investments in the fund some of which are not actively traded.

SSgA U.S. Bond Index Non-Lending Series Fund – Class A, SSgA S&P 500 Index Non-Lending Series Fund – Class A, SSgA Global Equity ex U.S. Index Non-Lending Series Fund – Class A, SSgA Russell Small Cap Index Non-Lending Series Fund – Class A, SSgA S&P Mid Cap Index Non-Lending Series Fund – Class A, NTI Emerging Markets Fund, Northern Trust Focus Funds: Comprise funds that have daily quoted net asset values for identical assets in markets that are not active. The net asset values are primarily derived based on the fair values of the underlying investments in the fund, some of which are not actively traded.

Collective Short-Term Investment Fund: Comprise funds that have daily quoted net asset values for identical assets in markets that are not active. The net asset values are derived based on the fair values of the underlying investments in the fund some of which are not actively traded. A portion of the Collective Short-Term Investment Fund is deemed part of the Stable Value Fund.

Level 3 measurements

Invesco Advisors, Inc. Stable Value Fund Wrappers: A component of the Stable Value Fund which comprise various wrappers that are valued based on a discounted cash flow methodology that is widely accepted. The discounted cash flow methodology uses inputs such as the change in replacement costs for the wrappers obtained from the wrapper providers which are unobservable, and a discount rate (which includes swap yields, duration, and a credit rating adjustment for the wrapper providers).

The following table summarizes the Plan’s assets measured at fair value on a recurring basis as of December 31, 2014.  There were no assets measured at fair value on a non-recurring basis as of December 31, 2014.

($ in thousands)	Level 1	Level 2	Level 3	Total

Assets
The Allstate Corporation Common Stock	$946,823	$	$	$946,823
Invesco Advisors, Inc. Stable Value Fund		659,596	182	659,778
SSgA U.S. Bond Index NL Series Fund – Class A		408,142		408,142
SSgA S&P 500 Index NL Series Fund – Class A		1,100,150		1,100,150
SSgA Global Equity ex U.S. Index NL Series Fund – Class A		342,538		342,538
SSgA Russell Small Cap Index NL Series Fund – Class A		387,703		387,703
SSgA S&P Mid Cap Index NL Series Fund – Class A		226,679		226,679
NTI Emerging Markets Fund		23,344		23,344
Northern Trust Focus Funds		483,767		483,767
Collective short-term investment fund		3,340		3,340
Total assets at fair value	$946,823	$3,635,259	$182	$4,582,264
% of total assets at fair value	20.7%	79.3%	--	100.0%

The following table summarizes the Plan’s assets measured at fair value on a recurring basis as of December 31, 2013.  There were no assets measured at fair value on a non-recurring basis as of December 31, 2013.

($ in thousands)	Level 1	Level 2	Level 3	Total

Assets
The Allstate Corporation Common Stock	$826,416	$	$	$826,416
Invesco Advisors, Inc. Stable Value Fund		709,956	208	710,164
SSgA U.S. Bond Index NL Series Fund – Class A		370,035		370,035
SSgA S&P 500 Index NL Series Fund – Class A		998,879		998,879
SSgA Global Equity ex U.S. Index NL Series Fund – Class A		328,403		328,403
SSgA Russell Small Cap Index NL Series Fund – Class A		427,312		427,312
SSgA S&P Mid Cap Index NL Series Fund – Class A		200,530		200,530
NTI Emerging Markets Fund		17,666		17,666
Northern Trust Focus Funds		427,878		427,878
Collective short-term investment fund		1,372		1,372
Total assets at fair value	$826,416	$3,482,031	$208	$4,308,655
% of total assets at fair value	19.2%	80.8%	--	100.0%

The following table presents the rollforward of Level 3 assets held at fair value on a recurring basis during the year ended December 31, 2014.

($ in thousands)	Balance as of December 31, 2013	Net appreciation (depreciation) of investments included in the Statement of Changes of Net Assets Available for Benefits	Purchases, sales, issuances and settlements	Net transfers into Level 3	Net transfers out of Level 3	Balance as of December 31, 2014
Invesco Advisors Inc.
Stable Value Fund Wrapper	$208	$(26)	$-	$-	$-	$182
Total recurring Level 3	$208	$(26)	$-	$-	$-	$182

The following table presents the rollforward of Level 3 assets held at fair value on a recurring basis during the year ended December 31, 2013.

($ in thousands)	Balance as of December 31, 2012	Net appreciation (depreciation) of investments included in the Statement of Changes of Net Assets Available for Benefits	Purchases, sales, issuances and settlements	Net transfers into Level 3	Net transfers out of Level 3	Balance as of December 31, 2013
Invesco Advisors Inc.
Stable Value Fund Wrapper	$186	$22	$-	$-	$-	$208
Total recurring Level 3	$186	$22	$-	$-	$-	$208

Transfers in and out of level categorizations are reported as having occurred at the beginning of the quarter in which the transfer occurred. Therefore, for all transfers into Level 3, all realized and changes in unrealized gains and losses in the quarter of transfer are reflected in the Level 3 rollforward table. There were no transfers between Level 1 and Level 2 or Level 2 and Level 3 during 2014 or 2013.

Net appreciation (depreciation) of investments included in the Statement of Change of Net Assets Available for Benefits relate to investments still held as of December 31, 2014 and 2013.

8.                    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013:

($ in thousands)	2014	2013

Net assets available for benefits per the financial statements	$4,650,494	$4,380,201
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	22,407	19,002
Net assets available for benefits per the Form 5500	$4,672,901	$4,399,203

The following is a reconciliation of net investment income per the financial statements to the Form 5500 for the years ended December 31, 2014 and 2013:

($ in thousands)	2014	2013

Total net investment income per the financial statements	$441,511	$765,192
Interest income on participant notes receivable	3,650	3,607
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	3,405	(23,161)
Total net investment income per the Form 5500	$448,566	$745,638

9.                    RELATED-PARTY TRANSACTIONS

The Plan invests in The Northern Trust Collective Short Term Investment Fund, the NTI Emerging Markets Fund, and the Northern Trust Focus Funds, which are collective investment funds managed by Northern Trust Investments, Inc., the investment advisor division of The Northern Trust Company, the trustee of the Plan. The Plan is not charged directly for investment management services associated with The Northern Trust Collective Short Term Investment Fund. Fees paid by the Plan for investment management services associated with the NTI Emerging Markets Fund and the Northern Trust Focus Funds were included as a reduction of the return earned on each fund. The Plan also invests in the common stock of The Allstate Corporation, the Plan’s sponsor, as referenced in the Statements of Net Assets Available for Benefits.

10.            SUBSEQUENT EVENT

The Company changed the Plan effective January 1, 2015. Employees may now contribute to the Plan using a Roth 401(k) account.  In addition, employees may directly rollover Roth accounts maintained under other eligible plans to Roth rollover accounts and elect to convert certain existing balances to Roth 401(k) accounts.  Also, employees are now assessed a $75 loan origination fee.

******

SUPPLEMENTAL SCHEDULE

ALLSTATE 401(k) SAVINGS PLAN

36-3871531  Plan: 001

FORM 5500—SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

		(c) Description of investment ,
		including maturity date,
	(b) Identity of issue, borrower,	rate of interest, collateral,
(a)	lessor, or similar party	par, or maturity value	(d) Cost	(e) Current Value

*	The Allstate Corporation common stock	13,477,901 shares	$293,183,066	$946,822,545

	Invesco Advisors Stable Value Fund:

*	The Northern Trust Collective Short Term	25,505,364 shares	25,505,364	25,505,364
	Investment Fund No. 22-19589

	IGT MxMgr A+ Int G/C Common Collective Trust	63,128,187 shares	77,954,569	101,304,201
	Voya Retirement & Annuity Wrapper	Voya Retirement & Annuity No. 60256

	IGT Invesco Short Term Bond Common Collective Trust	13,294,006 shares	20,707,262	21,355,517
	Voya Retirement & Annuity Wrapper	Voya Retirement & Annuity No. 60256-B

	IGT ING Short Duration Common Collective Trust	19,972,739 shares	20,709,094	21,228,445
	Voya Retirement & Annuity Wrapper	Voya Retirement & Annuity No. 60256-C

	IGT PIMCO A+ Int G/C Common Collective Trust	507,103 shares	1,232,121	1,241,216
	IGT Invesco A+ Int G/C Common Collective Trust	655,725 shares	1,232,182	1,248,317
	IGT Jennison A+ Int G/C Common Collective Trust	930,510 shares	1,538,697	1,566,975
	IGT BlkRK A+ Int G/C Common Collective Trust	796,438 shares	1,231,639	1,243,176
	IGT BlkRK A+ Core Common Collective Trust	9,028,497 shares	14,168,860	14,774,224
	IGT GS Core A Common Collective Trust	9,716,743 shares	14,144,673	14,722,596
	IGT Invesco A+ Core Common Collective Trust	4,262,224 shares	6,857,869	7,253,939
	IGT Invesco Short Term Bond Common Collective Trust	47,026,304 shares	73,546,467	75,543,149
	IGT PIMCO A+ Core Common Collective Trust	4,208,010 shares	6,949,246	7,207,854
	Transamerica Wrapper	Transamerica No. MDA-00714TR		181,637

	IGT Invesco Short Term Bond Common Collective Trust	57,949,499 shares	91,975,707	93,090,192
	IGT GS Core A Common Collective Trust	6,632,943 shares	9,787,132	10,050,089
	IGT BlkRK A+ Core Common Collective Trust	6,163,154 shares	9,766,633	10,085,379
	IGT PIMCO A+ Core Common Collective Trust	5,869,982 shares	9,760,183	10,054,627
	IGT Invesco A+ Core Common Collective Trust	5,945,573 shares	9,771,561	10,118,854
	Pacific Life Insurance Wrapper	Pacific Life Insurance No. G-26930.01.0001

(Continued)

ALLSTATE 401(k) SAVINGS PLAN

36-3871531  Plan: 001

FORM 5500—SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

		(c) Description of investment ,
		including maturity date,
	(b) Identity of issue, borrower,	rate of interest, collateral,
(a)	lessor, or similar party	par, or maturity value	(d) Cost	(e) Current Value

	Invesco Advisors Stable Value Fund:

	IGT Invesco A+ Core Common Collective Trust	4,354,807 shares	$7,007,810	$7,411,507
	IGT Invesco Short Term Bond Common Collective Trust	57,778,585 shares	90,191,982	92,815,634
	IGT Jennison A+ Int G/C Common Collective Trust	18,361,283 shares	29,870,543	30,920,327
	IGT PIMCO A+ Core Common Collective Trust	4,299,415 shares	7,109,399	7,364,420
	Prudential Insurance Company Wrapper	Prudential Insurance Company No. GA-62294

	IGT BlkRK A+ Int G/C Common Collective Trust	19,945,891 shares	28,607,561	31,133,920
	IGT Invesco A+ Int G/C Common Collective Trust	16,426,804 shares	28,454,933	31,272,069
	IGT PIMCO A+ Int G/C Common Collective Trust	12,699,817 shares	29,004,716	31,084,846
	State Street Bank Wrapper	State Street Bank No. 105027

	State Street Global Advisors (SSgA):

	SSgA U.S. Bond Index Non-Lending Series Fund - Class A	31,313,659 shares	365,226,900	408,142,231

	SSgA S&P 500 Index Non-Lending Series Fund - Class A	29,127,621 shares	661,526,022	1,100,150,257

	SSgA Global Equity ex U.S. Index Non-Lending Series Fund - Class A	22,690,632 shares	315,630,161	342,537,787

	SSgA Russell Small Cap Index Non-Lending Series Fund - Class A	10,133,370 shares	254,947,023	387,702,740

	SSgA S&P Mid-Cap Index Non-Lending Series Fund - Class A	3,950,353 shares	164,815,957	226,679,172

(Continued)

ALLSTATE 401(k) SAVINGS PLAN

36-3871531  Plan: 001

FORM 5500—SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

		(c) Description of investment ,
		including maturity date,
	(b) Identity of issue, borrower,	rate of interest, collateral,
(a)	lessor, or similar party	par, or maturity value	(d) Cost	(e) Current Value

	Northern Trust Global Investments (NTGI):

*	The Northern Trust Collective Short Term	3,340,084 shares	$3,340,084	$3,340,084
	Investment Fund No. 22-44460, No. 22-41639, and No. 22-18490

	NTI Emerging Markets Fund	156,470 shares	24,441,266	23,344,178

	Northern Trust Focus Income Fund	62,086 shares	7,328,936	7,723,495

	Northern Trust Focus 2010 Fund	108,672 shares	12,607,808	13,749,132

	Northern Trust Focus 2015 Fund	499,250 shares	55,206,056	64,043,823

	Northern Trust Focus 2020 Fund	919,917 shares	104,112,016	119,488,054

	Northern Trust Focus 2025 Fund	743,363 shares	83,326,071	97,707,660

	Northern Trust Focus 2030 Fund	486,463 shares	55,337,719	64,762,778

	Northern Trust Focus 2035 Fund	334,451 shares	39,242,982	45,003,790

	Northern Trust Focus 2040 Fund	223,247 shares	27,391,572	30,305,716

	Northern Trust Focus 2045 Fund	141,708 shares	16,893,825	19,250,977

	Northern Trust Focus 2050 Fund	79,913 shares	9,632,125	10,856,176

	Northern Trust Focus 2055 Fund	80,032 shares	9,912,292	10,875,516

		Rates of interest from 3.25% to
*	Participant loans	9.50% maturing through 2030	91,998,764	91,998,764

	Total		$3,213,186,848	$4,674,263,349

*	Permitted party in interest.	(Concluded)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLSTATE 401(k) SAVINGS PLAN

	By	/s/ Josee Wilson
Josee Wilson
Plan Administrator

Date: June 9, 2015